Via E-mail

Attention: Ms. Leslie A. Overton

Associate Chief Accountant

Office of Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 4546
Washington, D.C. 20549-4546

Re: Biopharma Manufacturing Solutions, Inc.
Registration Statement on Form S-1
Filed October 18, 2012
File No. 333-184494

This is to address your letter dated March 7, 2013; the Company has revised its financial statements and has attached them as an exhibit to this letter. If the Office of the Chief Accountant can kindly provide approval, we will revise and update the amended Form S-1 and Form 8-K for Biopharma Manufacturing Solutions, Inc. upon your approval.

History and Business

The Company provides a broad spectrum of specialized services to the biotechnology and pharmaceutical industries. The Company was incorporated in the State of Delaware in April 2011, and was formerly known as Beachwood Acquisition Corporation.

In August 2011, the Company implemented a change of control by issuing shares to new shareholders, redeeming shares of existing shareholders, electing new officers and directors and accepting the resignations of its then existing officers and directors. At that time, the shareholders of the Company and its board of directors also unanimously approved the change of the Company's name from Beachwood Acquisition Corporation to BioPharma Manufacturing Solutions.

On October 11, 2012, the Company acquired BioPharmaceutical Process Engineering and Consulting Services ("BPECS"), a component of GMR Engineering Inc. ("GMR"), in a stock-for-assets transaction (the "Acquisition"). BPECS consists of the components of GMR which comprise its consulting, design and engineering services, but does not include GMR's manufacturing components or equipment. GMR was incorporated in the State of California in June 1996 to engage in professional practice in automated process control and instrumentation systems in the pharmaceutical industry. Prior to the Acquisition, the Company had no ongoing business or operations and was established for the purpose of completing a business combination with a target company, such as BPECS. As a result of the Acquisition, the Company acquired the operations and business of BPECS. While the Company has taken over the business and operations of BPECS, GMR remains a separate entity with its own independent business and operations. The purpose of the Acquisition was to facilitate and prepare BPECS, as part of the Company, for a registration statement and/or public offering of securities.

The Company provides technology transfer and scale-up, project management, process design, value engineering, process automation and process validation consulting services to biotechnology and pharmaceutical manufacturers in the life sciences industry. The Company assists its clients in all phases of biopharmaceutical project lifecycle from concept, risk assessment and design through installation, validation and Food and Drug Administration ("FDA") approval.

In a typical situation, the Company would assist its clients with technical transfer and scale-up of the process used to manufacture a development stage or FDA approved medicine. Once the process design and risk assessment is complete, the Company would then design and/or procure the requisite manufacturing equipment needed to produce the medicine. Upon completion and receipt of equipment, the Company would manage installation of procured equipment and the critical utilities required to support this equipment. After installation, the Company would then assist its clients in the qualification and validation of the installed equipment, critical utilities and automation/electronic reporting systems. Subsequently, the Company would provide technical support for the conformance runs and process validation of the completed biopharmaceutical process and facility leading up to FDA submission. Finally, the Company also provides follow-up technical services to help its clients address any relevant FDA post-submission questions.

The Company (having acquired the BPECS portion of GMR) has a 16-year successful business track record in delivering turnkey, fast-track, on-time, on-budget quality manufacturing processes. The Company is a valuable long-term partner with its clients in being able to provide legacy and after-market lifecycle support services for FDA-approved biopharmaceutical processes and facilities. The Company also provides technical assistance in helping its clients resolve CAPA, FDA 483 and Warning Letter issues related to the manufacturing of their products. For example, the Company provides reliable, secure and efficient automated manufacturing processes and data collection/retrieval systems designed to reduce the risk of non-compliance, and in addition, the Company provides the analytical expertise to help its clients determine root causes of compliance failure, and then correct and prevent any future non-compliance issues that might arise in the lifecycle of a typical biopharmaceutical process and facility.

Timing Considerations

The Company is in the process of answering comments it has received from the Commission on Form S-1 originally filed on October 18, 2012

Analysis and Conclusion

The Registrant's acquisition of BPECS from GMR Engineering was determined to be a carve-out due to two significant factors. The acquisition consisted of selected parts of GMR Engineering; specifically the process engineering services, which focuses on engineering consulting and technical advisory services. GMR Engineering (the Seller) retained significant operating assets and thus including the financial statements of the larger entity of which BPECS was a part of, was determined by management to be misleading or uninformative. As such, the carve-out financial statements was audited and will be included in the amended registration statement.

You may contact Gary Riccio, Chief Executive Officer and Principal Financial Officer, at 562-244-9785 if you have any questions regarding this request for accommodation.

Sincerely,  6/27/13

/s/ Gary Riccio

Chief Executive Officer and Chief Financial Officer

EXHIBIT 1

BIOPHARMACEUTICAL PROCESS ENGINEERING AND CONSULTING SERVICES

FINANCIAL STATEMENTS

BIOPHARMACEUTICAL PROCESS ENGINEERING AND CONSULTING SERVICES

CARVE-OUT STATEMENTS OF ASSETS AND LIABILITIES
AS OF OCTOBER 10, 2012 AND DECEMBER 31, 2011

ASSETS

	October 10, 2012	December 31, 2011
Current assets		
Cash	$ -	$ -
Due from GMR Engineering, Inc.	467,275	263,458
Total assets	$ 467,275	$ 263,458

LIABILITIES AND EQUITY

Equity	467,275	263,458
Total liabilities and equity	$ 467,275	$ 263,458

BIOPHARMACEUTICAL PROCESS ENGINEERING AND CONSULTING SERVICES

CARVE-OUT STATEMENTS OF REVENUES AND DIRECT EXPENSES
FOR THE PERIOD FROM JANUARY 1, 2012 THROUGH OCTOBER 10, 2012 AND THE YEAR ENDED DECEMBER 31, 2011

	For the period from January 1, 2012 to October 10, 2012	Year ended December 31, 2011
Revenues - net	$ 203,817	$ 263,458
Operating expenses		
Salaries	96,059	147,455
General and administrative expenses	14,286	22,821
Total operating expenses	110,345	170,276
Operating income	93,472	93,182
Income tax	-	-
Net income	$ 93,472	$ 93,182

BIOPHARMACEUTICAL PROCESS ENGINEERING AND CONSULTING SERVICES

CARVE-OUT STATEMENTS OF EQUITY
FOR THE PERIOD FROM JANUARY 1, 2012 THROUGH OCTOBER 10, 2012 AND THE YEAR ENDED DECEMBER 31, 2011

Balance at January 1, 2011	$	-
Equity contribution		170,276
Net income		93,182
Balance at December 31, 2011		263,458
Equity contribution		110,345
Net income		93,472
Balance at October 10, 2012	$	467,275

BIOPHARMACEUTICAL PROCESS ENGINEERING AND CONSULTING SERVICES

CARVE-OUT STATEMENTS OF CASH FLOWS
FOR THE PERIOD FROM JANUARY 1, 2012 THROUGH OCTOBER 10, 2012 AND THE YEAR ENDED DECEMBER 31, 2011

	For the period from January 1, 2012 to October 10, 2012	Year ended December 31, 2011
OPERATING ACTIVITIES		
Net income	$ 93,472	$ 93,182
Changes in operating assets and liabilities		
Due from GMR Engineering, Inc.	(203,817)	(263,458)
Net cash used in operating activities	(110,345)	(170,276)
FINANCING ACTIVITIES		
Capital contribution	110,345	170,276
Net cash provided by financing activities	110,345	170,276
Net (decrease) increase in cash	-	-
Cash, beginning of year	-	-
Cash, end of year	$ -	$ -

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

BioPharmaceutical Process Engineering and Consulting Services is a component of GMR Engineering Inc. (S-Corporation). BioPharmaceutical Process Engineering and Consulting Services may also be referred in these notes to the carve-out financial statements as "the Business", "the Company", "we", "us" or "our."

The Company provides technology transfer and scale-up, process engineering, process automation and process validation consulting services to major biotech and pharmaceutical manufacturers in the Life Sciences industry. The Company assists clients in designing the processes and equipment used to manufacture biopharmaceutical products, provides the automation systems to monitor and control these manufacturing processes and assists in validating the manufacturing processes and facilities that house these processes. The Company provides turnkey technical support to its clients from laboratory formulation through clinical scale and commercial manufacturing, validation, FDA submission and approval.

GMR Engineering Inc. was incorporated on June 17, 1996 under the laws of the State of California, to engage in professional practice in automated process control and instrumentation systems in the pharmaceutical industry.

Basis of presentation

The accompanying carve-out financial statements of BioPharmaceutical Process Engineering and Consulting Services have been prepared from the historical accounting records of GMR Engineering Inc. Historically, financial statements have not been prepared on a stand-alone basis for BioPharmaceutical Process Engineering and Consulting Services, as it has not operated separately from GMR Engineering Inc. These financial statements reflect the carve-out results of revenues and direct expenses for BioPharmaceutical Process Engineering and Consulting Services in a manner consistent with how GMR Engineering Inc. managed the Business. No assets or liabilities were transferred upon the spin-off of BioPharmaceutical Process Engineering and Consulting Services. All material revenues and direct expenses specifically identified to the Business have been presented in the carve-out financial statements. The carve-out financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

Use of estimates

The preparation of carve-out financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of revenues and direct expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

Revenues are derived from process engineering, designing, customization, and software automation for certain pharmaceutical and biotechnological equipment. Revenues from services rendered are recorded as services are performed based on standard hourly rates. All general and administrative costs are treated as period costs and expensed as incurred.

Concentration of risks

Concentration of customers

There were one client and two clients representing 10% or more of the Company's revenue during the period from January 1, 2012 through October 10, 2012 and the year ended December 31, 2011, respectively.

There were one and two clients representing 10% or more of the Company's revenue during the period ended October 10, 2012 and the year ended December 31, 2011, respectively.

	2012	2011
Client 1	$ 198,817	$ 193,226
Client 2	-	30,480
Others	5,000	39,752
	$ 203,817	$ 263,458

Salaries

Salaries are accrued and expensed in the period in which the associated services are rendered by employees and contractors to the business. Salary expenses for the period from January 1, 2012 through October 10, 2012 and the year ended December 31, 2011, consisted of the following:

	2012	2011
Direct hire employees	$ 82,809	$ 98,873
Contractors	13,250	48,582
	$ 96,059	$ 147,455

General and administrative expenses

General and administrative expenses mainly consist of office expenses, out-of-pocket traveling expenses, accounting and consulting fees and insurance.

Income tax expenses

The Company is taxed as an S- Corporation under the provisions of federal and state tax codes. Under federal laws, taxes based on income of an S- Corporation are payable by the shareholders individually. Accordingly, no provision for federal income taxes has been made in the accompanying carve-out financial statements.

Equity

During the period ended October 10, 2012 and the year ended December 31, 2011 GMR Engineering, Inc. paid all operating expenses, consisting of salaries and overhead expenses, on behalf of the Company. These expenses amounted to $110,345 and $170,276, respectively and have been recorded to equity.